EXHIBIT 18

                 LETTER REGARDING CHANGE IN ACCOUNTING PRINCIPLE


September 23, 1998

Health Risk Management, Inc.
8000 West 78th Street
Minneapolis, MN 55439

Note  2 of  Notes  to the  Consolidated  Financial  Statements  of  Health  Risk
Management, Inc. included in its Form 10-K for the year ended June 30, 1998 describes a change in the method of accounting for revenue related to the Company's health plan management services from a policy of revenue being generally recognized based on an estimate of the services to be provided over the service period to a policy under which revenue is recognized ratably over the contract period. You have advised us that you believe that the change is to a preferable method in your circumstances because management believes that the new method will provide for consistent accounting methods for its health plan management revenue and the Company's new managed care operations revenue, is more prevalent in the health plan management services industry and will reduce the administrative burden.

There are no authoritative criteria for determining a "preferable" method for the recognition of health plan management services revenue based on the particular circumstances; however, we conclude that the change is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances.

Very truly yours,
/s/ Ernst & Young LLP